INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Third Quarter Ended

September 30, 2012

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

The accompanying unaudited interim condensed consolidated financial statements (“financial statements”) for the third quarter ended September 30, 2012, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on November 7, 2012. These financial statements have not been audited or reviewed by the Company’s external auditors.

2

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

The following financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”).

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to interim reporting standards. The financial statements have been prepared in United States dollars (“USD” or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These financial statements should be read in conjunction with the annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2011.

Consolidated Balance Sheets	Page 4

Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 5

Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Consolidated Statements of Cash Flows	Pages 7-8

Notes to Interim Condensed Consolidated Financial Statements	Pages 9-32

3

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in United States dollars)

		Unaudited	Audited
		September 30,	December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$20,675,800	$9,963,100
Investments available-for-sale		97,100	323,900
Gold inventories	4	19,020,800	14,735,500
Income taxes receivable	13	136,100	-
Prepaids and other current assets		3,059,900	1,615,500
Total current assets		42,989,700	26,638,000

Non-current assets
Property, plant, mine development and mineral interests, net	5	93,692,700	82,481,200
Restricted cash and marketable securities held in surety	6	4,962,300	5,743,800
Stripping activity asset, net	7	4,283,000	5,896,500
Deferred income tax	13	9,461,200	10,423,000
Other non-current assets		22,800	22,800

Total assets		$155,411,700	$131,205,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$6,133,100	$3,724,500
Derivative liabilities	8	2,076,900	1,459,000
Asset retirement obligations	9	972,200	1,181,100
Notes payable	10	20,908,700	19,908,600
Gold bonds, net of discount	12	3,442,700	3,286,400
Finance leases	11	987,100	746,000
Income taxes payable	13	-	372,300
Other current liabilities		635,300	686,600
Total current liabilities		35,156,000	31,364,500
Non-current liabilities
Notes payable	10	1,626,200	1,570,500
Derivative liabilities	8	498,700	1,386,100
Gold bonds, net of discount	12	893,200	3,494,800
Finance leases	11	2,084,800	1,731,300
Asset retirement obligations	9	4,300,700	4,866,500
Total liabilities		44,559,600	44,413,700

Shareholders' equity
Share capital (no par value) unlimited shares authorized;
issued and outstanding: 139,746,759 at September 30, 2012,
and 117,374,643 at December 31, 2011	15	123,702,200	104,287,100
Contributed surplus		5,704,000	4,990,500
Retained Deficit		(18,430,200)	(23,028,200)
Accumulated other comprehensive (loss) gain		(123,900)	542,200
Total shareholders' equity		110,852,100	86,791,600

Total liabilities and shareholders' equity		$155,411,700	$131,205,300

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman
November 7, 2012	November 7, 2012

The accompanying notes are an integral part of these financial statements.

4

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Periods Ended September 30

(in United States dollars, except per share data, unaudited)

		Three Months Ended		Nine Months Ended
	Notes	2012	2011	2012	2011
REVENUE
Gold and by-product sales		$14,236,800	$16,597,400	$43,268,800	$37,560,500

EXPENSES
Cost of sales, excluding depreciation	18	8,988,700	8,962,900	25,231,700	22,052,200
Depreciation, cost of sales	18	1,960,200	2,364,200	5,983,200	5,553,900
General and administrative		1,025,900	893,100	3,165,900	2,954,000
Depreciation - G&A only		17,000	32,600	48,800	97,800
Exploration	2	783,800	224,300	1,203,800	515,200
Subtotal operating expense		12,775,600	12,477,100	35,633,400	31,173,100

Operating profit		1,461,200	4,120,300	7,635,400	6,387,400

OTHER INCOME (EXPENSE)
Interest income		2,500	3,500	11,800	19,200
Interest expense		(298,100)	(548,300)	(1,179,400)	(1,767,700)
Realized loss on derivatives	8	(534,600)	(554,600)	(1,390,400)	(1,150,200)
Unrealized (loss) gain on derivatives	8	(306,500)	(723,700)	269,500	(944,200)
(Loss) gain on asset disposals	20	(28,400)	100,000	(237,100)	603,700
(Loss) gain on sale of investments available-for-sale		(12,000)	48,000	80,100	198,700
Other income (expense)	20	222,400	26,200	233,800	121,500
Subtotal other income		(954,700)	(1,648,900)	(2,211,700)	(2,919,000)

Income before income tax		506,500	2,471,400	5,423,700	3,468,400

Income tax benefit (expense)	13	228,300	-	(825,700)	-

Net income		$734,800	$2,471,400	$4,598,000	$3,468,400

COMPREHENSIVE INCOME (LOSS)
Unrealized (loss) gain on translating the financials of self sustaining foreign operations		(608,900)	1,251,500	(649,900)	1,204,100
Unrealized gain (loss) on investments available-for-sale		21,300	(83,200)	(26,700)	(48,800)
Reclassification adjustment for gains included in net income		-	-	10,500	-
Other comprehensive (loss) income		(587,600)	1,168,300	(666,100)	1,155,300

Comprehensive income		$147,200	$3,639,700	$3,931,900	$4,623,700

EARNINGS PER SHARE
Basic income per share	19	$0.01	$0.02	$0.04	$0.03

Diluted income per share	19	$0.01	$0.02	$0.04	$0.03

Basic weighted-average shares outstanding		121,621,853	106,240,860	120,297,340	102,262,292
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		2,886,771	989,755	4,898,434	623,460

Diluted weighted-average shares outstanding		124,508,624	107,230,615	125,195,774	102,885,752

The accompanying notes are an integral part of these financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Nine Months Ended September 30

(in United States dollars, unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of		Retained	Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balance, January 1, 2011	99,002,468	$90,977,700	$(38,112,600)	$4,361,200	$(89,700)	$57,136,600

Share-based compensation	-	-	-	353,200	-	353,200
Exercise of stock options	34,806	30,700	-	-	-	30,700
Options converted into cash	-	18,900	-	(18,900)	-	-
Unrealized loss on available for sale securities	-	-	-	-	(48,800)	(48,800)
Debentures converted into shares	2,000,000	1,025,000	-	(86,600)	-	938,400
Shares issued to Barrick for Pinson purchase	15,000,000	11,333,500	-	-	-	11,333,500
Shares issued to Sprott for extension of debt financing terms	1,049,119	714,700	-	-	-	714,700
Shares issued for warrants exercised	45,000	29,300	-	-	-	29,300
Foreign exchange gain	-	-	-	-	1,204,100	1,204,100
Net income	-	-	3,468,400	-	-	3,468,400

Balance, September 30, 2011	117,131,393	$104,129,800	$(34,644,200)	$4,608,900	$1,065,600	$75,160,100

Balance, January 1, 2012	117,374,643	$104,287,100	$(23,028,200)	$4,990,500	$542,200	$86,791,600

Share-based compensation	-	-	-	401,500	-	401,500
Exercise of stock options	555,091	553,000	-	(553,000)	-	-
Unrealized loss on available for sale securities	-	-	-	-	(26,700)	(26,700)
Reclassification adjustment for gains included in net income	-	-	-	-	10,500	10,500
Shares issued to Sprott for extension of debt financing terms (Note 10)	618,556	600,500	-	-	-	600,500
Shares issued for warrants exercised	3,948,469	2,253,900	-	529,900	-	2,783,800
Equity issued as financing, net (Note 15)	17,250,000	16,007,700	-	335,100	-	16,342,800
Foreign exchange (loss)	-	-	-	-	(649,900)	(649,900)
Net income	-	-	4,598,000	-	-	4,598,000

Balance, September 30, 2012	139,746,759	$123,702,200	$(18,430,200)	$5,704,000	$(123,900)	$110,852,100

The accompanying notes are an integral part of these financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Periods Ended September 30

(in United States dollars, unaudited)

		Three Months Ended		Nine Months Ended
	Note	2012	2011	2012	2011
Cash flows from operating activities:
Net income (loss)		$734,800	$2,471,400	$4,598,000	$3,468,400
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:
Depreciation - G&A		17,000	32,600	48,800	97,800
Depreciation - cost of sales	18	1,960,200	2,364,200	5,983,200	5,553,900
Amortization of gold bond discount	12	78,200	130,300	273,500	429,900
Unrealized (gain) loss on derivatives	8	306,500	723,700	(269,500)	944,200
Loss (gain) on sales of investments available-for-sale		12,000	(48,000)	(80,100)	(198,700)
Deferred tax asset	13	-	-	961,800	-
Loss (gain) on asset disposals		28,400	(100,000)	237,100	(603,700)
Gain on Pinson asset exchange		-	(66,800)	-	(66,800)
Write-off Pinson royalty		-	75,000	-	75,000
Share-based compensation expense	16	134,000	116,200	401,500	353,200
Accretion of asset retirement obligation	9	93,800	108,300	281,300	324,900
		2,630,100	3,335,500	7,837,600	6,909,700
Changes in operating assets and liabilities:
(Increase) decrease in inventories		(1,504,500)	720,900	(4,083,300)	(515,600)
(Increase) decrease in prepaid and other assets		(416,900)	(664,900)	653,000	(1,852,100)
Increase in accounts payable and accrued liabilities		611,100	137,600	690,100	848,300
(Decrease) in asset retirement obligations	9	(723,300)	(109,000)	(1,056,000)	(347,200)
Total adjustments		596,500	3,420,100	4,041,400	5,043,100

Net cash and cash equivalents provided by operating activities		1,331,300	5,891,500	8,639,400	8,511,500

Cash flows from investing activities:
Purchases and development of property and equipment		(4,927,900)	(3,319,300)	(13,296,600)	(7,899,800)
Preproduction gold sales		599,900	-	599,900	-
(Increase) decrease in restricted cash	6	(85,000)	(647,400)	392,900	(677,100)
Proceeds from sale of investments available-for-sale		387,400	120,200	833,600	402,800
Proceeds from sale of property and equipment		-	338,700	-	471,500
Pinson purchase price		-	(15,000,000)	-	(15,000,000)
Capitalized loan interest		(562,500)	(245,200)	(1,491,500)	(245,200)

Net cash and cash equivalents used in investing activities		(4,588,100)	(18,753,000)	(12,961,700)	(22,947,800)

Cash flows from financing activities:
Repayments of notes payable	10	(280,600)	(205,100)	(770,000)	(1,737,800)
Loan funding net of lender's fee		-	20,098,900	-	20,098,900
Offering net of financing fees		16,342,800	-	16,342,800	-
Repayments of gold bonds	12	(906,300)	(906,300)	(2,718,800)	(2,718,800)
Repayments of finance lease obligations	11	(225,300)	(134,900)	(599,900)	(251,400)
Warrant exercises		508,600	30,700	2,783,800	30,700
Options exercised		-	29,300	-	29,300

Net cash and cash equivalents provided by (used in) financing activities		15,439,200	18,912,600	15,037,900	15,450,900

Effect of exchange rate changes on cash		56,200	(18,900)	(2,900)	(20,600)
Net decrease in cash and cash equivalents		12,238,600	6,032,200	10,712,700	994,000
Cash and cash equivalents, beginning of the period		8,437,200	4,555,000	9,963,100	9,593,200

Cash and cash equivalents, end of the period		$20,675,800	$10,587,200	$20,675,800	$10,587,200

The accompanying notes are an integral part of these financial statements.

7

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the Periods Ended September 30

(in United States dollars, unaudited)

		Three Months Ended		Nine Months Ended
		2012	2011	2012	2011
Supplemental disclosures of cash flow information:

1.	Interest paid	$688,600	$555,100	$2,116,000	$1,258,300

Supplemental disclosures on noncash activity:

1.	Capitalized leases for mining equipment	$451,300	$286,000	$1,194,500	$1,530,400

2.	Notes payable for mining equipment	$483,100	$-	$1,201,600	$-

3.	Marketable securities received for option payments	$-	$418,900	$144,900	$615,700

4.	Depreciation processed through inventory	$1,960,200	$2,364,100	$5,983,200	$5,447,000

5.	Issued shares for exercise of options	$86,400	$30,700	$553,000	$30,700

6.	Issued 2,000,000 shares for debentures converted into shares	$-	$-	$-	$938,400

7.	Issued 1,049,119 shares for Sprott credit agreement	$-	$714,700	$-	$714,700

8.	Issued 618,556 shares for Sprott extension of credit agreement	$-	$-	$600,500	$-

The accompanying notes are an integral part of these financial statements.

8

ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, development, permitting, construction, operation and final closure of mining properties. Atna’s ongoing efforts are focused primarily on precious metals in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies.

The Company is presently operating one gold mine, Briggs, and using the cash flows from this mine to develop the Company’s other gold properties. Briggs is located in southeastern California and commenced commercial production in July 2009. Briggs produced and sold approximately 8,600 ounces of gold during the third quarter of 2012 (“third quarter”) at an average gold price of $1,647 per ounce. As of September 30, 2012, the Company had net working capital (current assets less current liabilities) of $7.8 million.

Development efforts in 2012 are principally focused on the underground mine at Pinson where the Company began mining gold-ore in August of 2012. Development, construction, and ramp-up are continuing at this time. The Pinson project will transition from being a development project to an operating mine upon attaining commercial production levels. Pinson is located near Winnemucca, in Humboldt County, Nevada.

Development at the Reward gold mine, a permitted mine site near Beatty, Nevada, is continuing at a measured and controlled pace. A drilling program has been scheduled for Reward in late 2012 to provide additional information for initial pit design and to ensure that ore does not lie under the planned plant and leach pad construction areas. Our strategy is to sequentially develop mining properties, commencing construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna's balance sheet.

Additional limited work was undertaken in 2012 at Pinson on data collection for an adjacent open pit mine project and on data collection at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana, in both cases for future feasibility work.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally involve completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012. Final earthwork was completed at the site in the third quarter 2012 with the placement of top soil over former leach-pad areas. Ongoing work consists of the monitoring and treatment of water.

9

2.	Accounting policies:

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim financial reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements were approved for issue on November 7, 2012, by the Board of Directors.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc.; CR Briggs Corporation (“Briggs”); CR Reward Corporation (“Reward”); CR Kendall Corporation (“Kendall”); Canyon Resources (Jersey) Inc., Horizon Wyoming Uranium Inc., and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

Joint Ventures: A joint venture is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint venture exercise Joint Control, based on the terms of the agreement, over the Entity (“JCE”) or over Assets (“JCA”). In the case of a JCA, no entity has been established. JCEs are accounted for using the equity method of accounting. JCAs are accounted for using the proportionate consolidation method of accounting.

Segment reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company. The Company has one operating mine which provides the bulk of the operating cash flows for sustaining the Company’s other operations. It is anticipated that when the Company has multiple operating mines that each mining operation may form a separate reporting segment.

Management estimates, assumptions, and judgments

Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions and judgments be made with respect to values or conditions that cannot be determined with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s consolidated assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates.

The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production; completion of technical and feasibility studies; cash flow estimates; the recoverability and timing of gold production from the heap leach process affecting gold inventories; the collectability and timing of payments by third parties on the value of ores or gold sold; environmental, reclamation and closure obligations; asset impairments, or the lack thereof; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; and future profitability affecting deferred tax assets and liabilities.

10

Judgment is exercised in the process of applying the Company’s accounting policies and in determining what would have a significant impact upon the financial statements. Judgments include: classification of leases as finance or operating, classification of financial instruments, timing of revenue recognition, timing of attainment of commercial production levels, the probability of benefits from exploration or development activities, whether a triggering event has occurred indicating possible impairment of an asset, and the probability of contingencies.

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform to the current presentation. The significant items reclassified were splitting derivative liabilities between long and short term on the Consolidated Balance Sheets and showing depreciation included in cost of sales as a separate item on the Consolidated Statements of Operation and Comprehensive Income (Loss) and the Consolidated Statements of Cash Flows.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Carrying amounts approximate fair value based on the short-term maturity of the instruments.

Inventories

Inventory includes recoverable gold in stockpiled ore, in ore being processed on the leach pad, in the processing plant, and in doré. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in inventory. Adjustments to net realizable value are reported in current period costs. Write-downs of inventory on hand are reversed in the event that there is a subsequent increase in net realizable value.

Recoverable gold ounces are calculated by multiplying the estimated future recovery rate by the contained ounces of gold. Stockpiled ore represents gold ore that has been extracted from the mine and is waiting for processing. Gold-in-process inventory represents material that is currently being treated on the leach pad and in the gold processing plant to extract the contained gold and to transform it into a saleable product. Finished goods inventory is composed of saleable gold in the form of doré bars that have been poured and shipped but where title has not passed to the buyer.

Materials and supplies inventories consist mostly of equipment parts, fuel, lubricants, and reagents to be consumed in mining and ore processing activities. Materials and supplies inventories are included in “Prepaids and other current assets”.

11

Exploration expenditures

The following schedule provides details of the Company’s exploration expenditures for the periods ended September 30:

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Exploration expenditures:
Briggs	$1,900	$846,000	$76,900	$1,469,800
Pinson	284,500	99,400	284,500	214,600
Reward	51,900	482,400	340,500	1,162,900
Columbia	477,700	41,300	597,200	63,700
Other	(24,900)	(3,600)	12,200	52,100

Total exploration expenditures	791,100	1,465,500	1,311,300	2,963,100

Less: Capitalized Briggs and Reward drilling and related expenditures	7,300	1,241,200	107,500	2,447,900

Exploration expense on statement of operations	$783,800	$224,300	$1,203,800	$515,200

Expensed exploration expenditures relate to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material.

Exploration expenditures are expensed unless management determines that the expenditures have a reasonable probability of producing future economic benefits. The portions of acquisition, drilling and assessment costs to develop mineral resources and reserves that have been determined to have future economic benefits are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geostatistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until “commercial production” levels are achieved. “Commercial production” is determined based upon facts and circumstances in each case that indicate the mine can be economically self-sustaining. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons of ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset.

Deferred Stripping Costs: The costs of removing barren waste rock during the pre-production phase of open pit mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

12

Stripping Activity Assets for Open Pit Mines: The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when three conditions are met: it is probable that the stripping activity will have a future economic benefit, the component of an ore body for which access has been improved has been identified, and the costs related to the improved access to that component can be measured reliably. Costs meeting these three criteria are capitalized as “stripping activity assets.” Stripping Activity Assets are amortized using the UOP method, based on the estimated ore tons contained in the newly benefited area. This amortization of Stripping Activity Assets is assigned to inventory and flows through cost of sales as a cash operating cost as the inventory is relieved. Cash flows related to stripping activity assets are included in operating activities.

Impairment evaluations

Producing mines, property costs, capitalized exploration, intangible assets and any other significant non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The recoverable amount is the higher of an asset’s fair value less selling costs and value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations for the amount that the asset’s carrying amount exceeds its recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. The Company determined that there was no impairment of the assets at September 30, 2012, or December 31, 2011.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability.

Financial instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
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•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			September 30, 2012		December 31, 2011
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	$20,675,800	$20,675,800	$9,963,100	$9,963,100
Restricted cash and marketable securities held in surety	Loans and receivable	1	4,962,300	4,962,300	5,743,800	5,743,800
Investments	Available-for-sale	1	97,100	97,100	323,900	323,900
Total financial assets			$25,735,200	$25,735,200	$16,030,800	$16,030,800

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	n/a	$6,768,400	$6,768,400	$4,411,100	$4,411,100
Derivative liabilities	Held-for-trading	2	2,575,600	2,575,600	2,845,100	2,845,100
Notes payable	At amortized cost	2	22,534,900	22,534,900	21,479,100	21,479,100
Gold bonds, net of discount	At amortized cost	2	4,335,900	4,335,900	6,781,200	6,781,200
Finance leases	At amortized cost	n/a	3,071,900	3,071,900	2,477,300	2,477,300
Total financial liabilities			$39,286,700	$39,286,700	$37,993,800	$37,993,800

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	September 30, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$5,272,900	$-	$-	$6,047,600

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates. See Note 9 for additional information and the ARO roll-forward.

Revenue recognition

Revenues are recognized when title and risk of ownership pass to the buyer, which is determined by contract; the price is fixed or determinable; and collection is reasonably assured. Briggs produces gold and silver in doré form and ships the doré to a refinery for further processing, after which the refined gold and silver are sold. For a financing fee, Briggs can sell the precious metals immediately after acceptance by the refinery. Pinson produces and sells gold-bearing oxide ore to a third-party under contract. Pinson sends gold-bearing-sulfide-ore to a processor who, under contract, then processes the ore for a fee and buys the gold produced.

Share based compensation

Under the Company’s Stock Option Plan (see Note 16), common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase recorded in the contributed surplus equity account.

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The expense is based on the fair value of the options at the time of grant and is recognized over the estimated vesting periods of the respective options. Consideration paid to the Company upon exercise of options is credited to share capital. Expense adjustments for terminations during the vesting period are recorded using an estimated forfeiture rate based on historical data and adjusted to actual rates quarterly.

Income taxes

Income taxes comprise the provision for or recovery of taxes actually paid and payable in the future. Future income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, an unrecognized deferred tax asset is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. All resulting translation gains or losses are included as a separate component of other comprehensive income.

Recently issued Financial Accounting Standards that may impact the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the International Financial Standards Board (“IASB”) issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company has determined that the adoption of IFRS 10 will not have an impact upon the Company.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 11.

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IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

3.	Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each reporting period. Changes in fair value are recorded in equity as other comprehensive income or loss, and purchases and sales are reported as investing activities in cash flows. As of September 30, 2012 and December 31, 2011, the fair values of the investments were $0.1 million and $0.3, respectively. The changes in fair value for the three months ended September 30, 2012 and 2011, were nil and a loss of $0.1 million, respectively. The changes in fair value for the nine months ended September 30, 2012 and 2011 were both nil. Changes in fair value were recorded in comprehensive income.

4.	Gold inventories:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated additional costs of completion. Gold inventories consisted of the following categories as of:

	September 30,	December 31,
	2012	2011
Ore stockpile - Briggs	$133,300	$330,200
Ore stockpile - Pinson	421,300	-
Leach pad	14,465,000	11,784,000
Process plant and refinery	4,001,200	2,621,300

Total gold inventories	$19,020,800	$14,735,500

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5.	Property, plant, mine development, and mineral interests, net:

		As of September 30, 2012
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$34,563,600	$16,431,000	$18,132,600
Mine development	UOP	21,746,100	2,882,100	18,864,000
Deferred stripping	UOP	3,947,400	2,247,700	1,699,700
Mineral interest	UOP	56,412,600	3,279,800	53,132,800
Asset retirement cost	UOP	2,167,600	304,000	1,863,600

		$118,837,300	$25,144,600	$93,692,700

		As of December 31, 2011
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$31,429,700	$11,847,100	$19,582,600
Mine development	UOP	7,555,400	2,253,400	5,302,000
Deferred stripping	UOP	3,947,400	1,873,000	2,074,400
Mineral interest	UOP	56,304,200	2,719,800	53,584,400
Asset retirement cost	UOP	2,167,600	229,800	1,937,800

		$101,404,300	$18,923,100	$82,481,200

The increase in net book value of mine development from $5.3 million as of December 31, 2011, to $18.9 million as of September 30, 2012, was due primarily to additions at Pinson.

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A roll-forward of property, plant, mine development, and mineral interests, net, for the nine months ended September 30, 2012, follows.

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2012	$28,356,300	$10,646,500	$9,031,400

Acquisition/development capitalized	3,311,400	107,600	-
Depreciation and amortization	(6,138,500)	(15,000)	-
Dispositions	(451,000)	-	-
Pre-production revenue	-	-	-
Net change in the period	(3,278,100)	92,600	-

Ending balance, September 30, 2012	$25,078,200	$10,739,100	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2012	$29,874,400	$4,572,600	$82,481,200

Acquisition/development capitalized	15,113,400	93,400	18,625,800
Depreciation and amortization	(176,100)	(33,900)	(6,363,500)
Dispositions	-	-	(451,000)
Pre-production revenue	(599,800)		(599,800)
Net change in the period	14,337,500	59,500	11,211,500

Ending balance, September 30, 2012	$44,211,900	$4,632,100	$93,692,700

(a)	Briggs Mine, California:

Briggs is located on the west side of the Panamint Range near Death Valley, California. Briggs commenced commercial production in July 2009. Other properties in the area include four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase.

(b)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Reward has received all major development permits and some infrastructure development has been completed. Development at the Reward gold mine, a permitted mine site near Beatty, Nevada, is continuing. Most of the property is subject to a three percent net smelter return (“NSR”) royalty. A NSR is a defined percentage of the gross revenues from a mining operator, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The Company commenced data collection for a feasibility study in Second Quarter 2012, and such work will continue into future periods. The patented claims are subject to NSR royalties that range from zero percent to six percent.

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(d)	Pinson Property, Nevada:

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend. Pinson has a “small-mine” operating permit allowing underground mining of 36,500 tons of ore per year. The Company began redevelopment of the mine based on this permit in the fourth quarter of 2011. An application to amend this permit to allow 400,000 tons per year of ore mining was submitted in June 2012. This permit is currently under technical review after having been declared administratively complete. Applications for additional permits to operate at increased rates were also filed in second quarter 2012 with the State of Nevada. New permits allowing increased levels of underground production are expected in late 2012 or early in 2013, but there is the risk that these permits may not be granted. Pinson began mining ore in August of 2012, and is presently continuing development work and ramping-up operations. An NI 43-101 compliant mineral reserve estimate was published in second quarter 2012, providing a forward-looking mine plan and a declaration of proven and probable reserve.

(e)	Other Properties:

Mineral Rights, Montana: The Company owns a package of approximately 900,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $2.3 million at September 30, 2012, and December 31, 2011.

Clover Property, Nevada: The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada. Clover has a capitalized basis of $0.1 million. The Company has a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company is considering alternatives that would allow continued exploration at this property and is seeking joint venture partners.

Adelaide and Tuscarora Properties, Nevada: Adelaide is located about 30 miles south of Winnemucca, Nevada and Tuscarora is located about 48 miles south of Elko, Nevada. These properties have a capitalized basis of $0. The properties are operated by Wolfpack Gold Corp. Atna retains an NSR of up to 1.5 percent but not less than 0.5 percent on both the Adelaide and Tuscarora gold prospects in Nevada. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

CR Kendall Lands, Montana: The Company owns approximately 800 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was $0.8 million as of September 30, 2012, and December 31, 2012.

Uranium Joint Venture, Wyoming: The capitalized basis of this property is $1.0 million. In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement (the “Supplemental Agreement”) under which Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012, to increase its interest in the project from 30 percent to 51 percent. If Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures.

Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million.

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In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM) (“Canarc”). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period and granting the Company a two percent NSR. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In July 2011, the Company entered into option agreements to sell its Wolf and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with Atna controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1,375,000 over the next four years that will be split by the venture partners according to their respective interests. The venture partners will also retain a 2 percent NSR position that will be allocated to their respective accounts. Mindat is current on its option payments on Wolf.

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the next four years and a NSR of between 0.5 percent and one percent, depending on underlying royalty structures. In July 2012, the Ecstall option agreement was renewed. Mindat is current on its option payments.

6.	Restricted cash held in surety:

Restricted cash providing surety deposits and meeting regulatory obligations consist of the following:

	September 30,	December 31,
	2012	2011
Kendall reclamation property (a)	$2,427,100	$2,345,500
Briggs Mine (b)	1,812,000	1,914,300
Columbia property (a)	27,900	65,300
Reward project (b)	377,000	769,900
Pinson project (b)	313,700	644,200
Other properties	4,600	4,600

Total restricted cash - Non-current	$4,962,300	$5,743,800

(a) $2.3 million is held directly by the Montana Department of Environmental Quality (“DEQ”), and $0.1 million is held in a bank trust benefiting a surety.

(b) Held in bank trusts benefiting sureties and/or Inyo County, California. Trustees may invest funds in US Treasury instruments and certificates of deposit.

The decrease in the restricted cash balance of $0.8 million in the first nine months of 2012 principally resulted from the replacement of bonds consisting of cash with surety bonds issued by an insurer and for which the insurer required less cash as collateral.

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7.	Stripping Activity Assets:

The following schedule provides a roll-forward of the carrying values for open-pit stripping activity assets for the nine months ended September 30, 2012, and twelve months ended December 31, 2011:

	September 30,	December 31
	2012	2011
Balance, beginning of the period	$5,896,500	$4,493,200
Production stripping activity costs capitalized	540,500	4,033,900
Amortization	(2,154,000)	(2,630,600)

Balance, end of the period	$4,283,000	$5,896,500

Stripping activity assets are amortized using the UOP amortization method based on the life of the applicable pit.

8.	Derivatives:

As of September 30, 2012, the Company has the following gold derivative liability outstanding. These are embedded in the 2009 Gold Bonds (as defined in Note 12), and the fair value is reflective only of the derivative component of the 2009 Gold Bonds. The strike price of $1,113 was the spot price of gold when the bonds were issued in 2009.

	US$	Ounces			US$
Derivative Contracts	Strike Price	2012	2013	Total	Fair Value
Gold bond forwards	$1,113	814	3,257	4,071	$2,575,600
Embedded derivative (Note 12)

The Company had a $2.6 million and a $2.8 million derivative liability as of September 30, 2012, and December 31, 2011, respectively.

The September 30, 2012, fair values of the outstanding derivatives were determined using the following weighted average assumptions:

	US$	Gold Price		Discount
Hedging Contract	Strike Price	End of Period		Rate
Gold bond forwards	$1,113	$1,776	*	12%

* London PM Fix on September 28, 2012

The remaining gold forward sales embedded in the 2009 Gold Bonds expire quarterly from December 31, 2012, to December 31, 2013, at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is not to hedge more than 50 percent of projected production and retain a 25 percent production reserve tail. At September 30, 2012, the outstanding hedge position covered less than 9 percent of the annual forward-looking gold production from the Briggs Mine.

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The net change in the fair value of the embedded derivatives will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation. Historical gains and losses on derivative positions for the periods ended September 30 follow:

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Realized (loss) on derivative	$(534,600)	$(554,600)	$(1,390,400)	$(1,150,200)
Unrealized gain (loss) on derivative	$(306,500)	$(723,700)	$269,500	$(944,200)

9.	Asset retirement obligations:

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2011 were based on a discount rate of 9.0 percent and a cost inflation index of 3.4 percent. The schedule for payments to settle the ARO liabilities currently runs through 2027.

Kendall has been closed and its activity is remediation. The Kendall ARO of $1.8 million is based on the estimated costs for capping and seeding, construction and maintenance of a water treatment system and costs to maintain the property during the closure period.

The following provides an analysis of the carrying values for AROs for all properties as of:

	September 30	December 31
	2012	2011
Balance, beginning of the period	$6,047,600	$4,619,300
Settlements	(1,056,000)	(472,900)
Accretion expense	281,300	433,200
Change in estimate	-	(30,300)
New obligation - Pinson acquisition	-	1,517,800
Effect of exchange rate on activity	-	(19,500)
Balance, end of the period	5,272,900	6,047,600
Less: AROs - current	972,200	1,181,100

AROs - non-current	$4,300,700	$4,866,500

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10.	Notes payable:

The following provides a roll-forward of notes payable as of:

	September 30	December 31
	2012	2011
Balance, beginning of the period	$21,479,100	$5,240,700
Principal payments	(770,000)	(1,921,500)
Conversions to equity	-	(943,700)
Discount for Sprott amendment fee	(600,500)
Notes issued (includes Sprott note)	1,201,500	19,414,100
Amortization of discount	569,900	383,300
Foreign exchange effect	654,900	(693,800)
Balance, end of the period	22,534,900	21,479,100
Less: notes payable - current	20,908,700	19,908,600

Notes payable - non-current	$1,626,200	$1,570,500

In August 2011, the Company issued a C$20 million short-term note to Sprott to finance the acquisition and initial development of Pinson. In February 2012, the Company reached an agreement with Sprott to extend the term of this credit facility with principal repayments now due as follows: C$2.5 million due February 28, 2013, C$2.5 million due May 31, 2013, and the balance of C$15 million due August 31, 2013. As consideration for extending the credit facility Atna issued 618,556 common shares to Sprott. Interest on principal balances accrues at an annual rate of nine percent per annum compounded monthly and payable quarterly. A summary of the Sprott credit facility follows, inclusive of a roll-forward through September 30, 2012.

		Transaction
	Sprott Note	Costs	Total
Balance, beginning January 1, 2012	$19,665,700	$(616,100)	$19,049,600
Discount for Sprott amendment fee		(600,500)	(600,500)
Amortization of loan origination fees	-	569,900	569,900
Foreign exchange effect	676,000	(21,100)	654,900
Balance, end of period	20,341,700	(667,800)	19,673,900
Less: Sprott note current liability net of transaction costs to be amortized			19,673,900

Sprott note - non-current liability			$-

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Interest expense and capitalized interest on Notes Payable for the periods ended September 30:

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Interest expense	$(21,400)	$417,400	$34,200	$550,800
Interest capitalized as mine development:
Cash interest payments to lenders	$524,100	$245,200	$1,450,400	$245,200
Amortization of Sprott debt transaction cost	189,400	131,800	569,900	131,800
	$713,500	$377,000	$2,020,300	$377,000

Negative quarterly interest indicates interest capitalized from prior quarter

11.	Finance leases:

The following provides a roll-forward of finance leases as of:

	September 30	December 31
	2012	2011
Liability Balance, beginning of the period	$2,477,300	$896,900
New leases	1,194,500	2,036,200
Payments applied to principal	(599,900)	(418,400)
Lease adjustment	-	(37,400)
Balance, end of the period	3,071,900	2,477,300
Less: finance leases - current liability	987,100	746,000

Finance leases - non-current liability	$2,084,800	$1,731,300

Cost of leased assets	$4,222,800	$3,160,000
Accumulated depreciation on leased assets	$1,738,800	$1,346,500

Interest rates on leased assets are predominately within plus or minus one percent of a five percent average. Interest and depreciation expense on capital lease obligations for the periods ended September 30 follow.

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Interest expense	$(4,100)	$28,300	$54,600	$62,600
Depreciation expense	132,600	104,900	392,300	231,300
Interest expense capitalized to mine development:	$38,300	$-	$41,100	$-

Negative quarterly interest indicates interest capitalized from prior quarter

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12.	2009 Gold Bonds:

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (“the 2009 Gold Bonds”). The 2009 Gold Bonds require quarterly payments through December 31, 2013; each quarter’s payment being equivalent to the market value of 814 ounces of gold based on a closing gold price ten-trading-days prior to the end of each quarter. Interest at a 10 percent annual rate is also payable quarterly on the declining principal balance. The 2009 Gold Bonds include covenants restricting the Company’s hedge position to 50 percent of its future estimated consolidated gold production and providing a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as equipment leases.

The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and amortization was less than $0.2 million for the nine months ended September 30, 2012 and 2011, respectively. Total interest expense recognized for the 2009 Gold Bonds was $0.8 million and $1.2 million for the nine months ended September 30, 2012 and 2011, none of which was capitalized.

For purposes of financial reporting, the embedded derivative has been separated from the 2009 Gold Bond liability (See Note 8). The following provides a roll-forward of the 2009 Gold Bond liability and related discounts for the nine months ended September 30, 2012.

		Origination Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Liability balance, beginning of the period	$7,250,000	$(297,100)	$(171,700)	$6,781,200
Payments	(2,718,800)	-	-	(2,718,800)
Amortization	-	173,300	100,200	273,500
Balance, end of the period	4,531,200	(123,800)	(71,500)	4,335,900
Less: gold bonds - current liability				3,442,700

Gold bonds - non-current liability				$893,200

The following provides a roll-forward of the 2009 Gold Bonds and related discounts for the twelve months ended December 31, 2011:

		Origination Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Liability balance, beginning of the period	$10,875,000	$(643,900)	$(372,000)	$9,859,100
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	346,800	200,300	547,100
Balance, end of the period	7,250,000	(297,100)	(171,700)	6,781,200
Less: gold bonds - current liability				3,286,400

Gold bonds - non-current liability				$3,494,800

13.	Income taxes:

Income tax expense is based on management’s estimate of the expected, weighted-average, annual, income tax rate; 17.1 percent in 2012. This is a blended average of the US federal and state statutory rates, the applicable rates to those locations where we have nexus.

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	Three Months Ending		Nine Months Ending
	September 30,		September 30,
	2012	2011	2012	2011
Current tax benefit	$(228,300)	$-	$(136,100)	$-
Deferred tax expense	-	-	961,800	-
Income tax (benefit) expense	$(228,300)	$-	$825,700	$-

The current tax benefit recognized in third quarter 2012 results principally from a refund claimed on the 2011 State of California return and secondarily to the reversal of the current tax expense recognized in the first two quarters of 2012.

A change of ownership under Section 382 of the US Internal Revenue Code occurred due to the Atna/Canyon merger in 2008. As a result of the ownership change, the utilization of US NOL’s existing at the merger date is limited to approximately $1.0 million per annum for federal purposes. Losses recognized after the merger in 2008 are not subject to this limitation.

The Company recognizes the benefit of deferred tax assets only to the extent it is probable that future taxable income will be offset by NOL carryforwards and deductible temporary differences. The Company estimated deferred tax assets as of September 30, 2012, and December 31, 2011, to be $9.5 million and $10.4 million. The Company has not recognized deferred tax assets attributable to tax losses of approximately $7.0 million of US net operating losses, $737,000 of Canadian noncapital losses, and $300,000 of Canadian capital losses. The unrecognized US net operating losses expire between 2012 and 2031 and the unrecognized Canadian noncapital losses expire between 2028 and 2031. The unrecognized deferred tax assets attributable to temporary differences relate to excess tax basis in Canadian properties.

14.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation ("CRK"), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. From 1998 to the present time, the Company conducted closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste-rock dump surfaces.

In 2011, CRK received permission from MDEQ to place the final topsoil cover on the leach pads. The Company posted a $0.2 million as a surety bond with the MDEQ for this capping project. Soil placement was completed in September 2012. The topsoil will be seeded to provide final vegetative cover. The Company believes that with completion of this cover, reclamation earthwork at the site will be substantially complete. Water management and treatment at the site will continue for the foreseeable future. Since mine closure in 1996, approximately $14.8 million has been expended on closure and reclamation activities at Kendall.

In April 2012, CRK entered into an Agreement with MDEQ, whereby Atna will provide financial support to complete the final EIS closure study. As part of this Agreement, CRK submitted on July 25, 2012, an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. MDEQ shall perform a completeness review of this plan supported by a closure EIS. A third party contractor will be retained to conduct the closure EIS and the project will be managed by the MDEQ in consultation with CRK. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ, as part of the Agreement, CRK will create a trust fund to provide for any future operation, maintenance and replacement of water treatment and closure facilities. Funds remaining in the current funds on deposit with the MDEQ will be utilized in funding this trust.

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(b)	Surety bonds:

All reclamation and other surety bonds are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.8 million.

The total bonding requirement for Reward is $5.9 million of which $5.0 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The total bonding requirement for Pinson is estimated to be $2.0 million. A $0.8 million bond has been posted and the remaining $1.2 million may be required by year end 2012. Restricted cash held as collateral by the sureties and related to Pinson amounts to $0.3 million.

(c)	Operating lease commitments:

The Company has entered into various leases for office space and office equipment. As of September 30, 2012, there were future minimum lease payments of less than $0.1 million per year for all office space and office equipment leases.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.2 million annually.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped.

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15.	Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding for the six months ended September 30, 2012, and the year ended December 31, 2011.

	September 30	December 31
	2012	2011
	# of Shares	# of Shares
Balance, beginning of the period	117,374,643	99,002,468
Pinson purchase	-	15,000,000
Conversions of notes payable	-	2,000,000
Sprott credit agreement (See Note 10)	618,556	1,049,119
Warrant exercises	3,948,469	188,250
Option exercises	555,091	134,806
Equity offering	17,250,000	-

Balance, end of the period	139,746,759	117,374,643

On March 10, 2011, the Company called all of its outstanding debentures and C$1.0 million was converted into 2.0 million common shares at a conversion price of C$0.50 per share.

In September of 2011, the Company acquired the remaining 70 percent interest in Pinson. The purchase price included the issuance of 15 million shares, $15 million in cash, and other assets. To finance the acquisition and initial development of Pinson, C$20 million was raised through a credit agreement with Sprott that entailed paying a $0.7 million fee with one million common shares.

In the first quarter of 2012, the Company reached an agreement with Sprott to extend the term of its C$20 million credit facility. As consideration for extending the credit facility, the Company issued 618,556 common shares to Sprott (see Note 10).

On September 12, 2012, the Company closed a short-form prospectus financing and issued 17.25 million common shares for gross proceeds of C$17.25 million and net proceeds of C$16.0 million. In addition, there were a total of 1,035,000 brokers’ warrants issued with an exercise price of C$1.00 and an eighteen-month term. The warrants were determined to have a fair value of C$0.3 million and were recorded in contributed surplus. The fair value was determined using a Black Scholes model using the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

In the first nine months of 2012, outstanding warrants to purchase 3,948,469 common shares were exercised at a price of C$0.70 per share. The following is a summary of the warrants outstanding as of September 30, 2012:

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares
December 2, 2012	0.2	C$	0.70	4,537,443
March 11, 2014	1.4	C$	1.00	1,035,000

See Note 16 pertaining to the exercise of options as equity transactions.

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16.	Stock Options and Share-based compensation:

On June 7, 2010, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”). As of September 30, 2012, there were 7.9 million underlying shares outstanding under the Option Plan.

The Option Plan is administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of September 30, 2012, there were a maximum of 11.7 million underlying shares currently available and issuable under the Plan as approved by the TSX and 3.8 million underlying shares issuable and available for future option issues. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Option Plan. The Board may terminate or amend the Option Plan at any time and for any reason. The Option Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Barring further amendments to the Option Plan, the shareholders will be asked to renew the Option Plan again in 2013.

The exercise price of each stock option is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair-value related factors. The Company uses historical information in estimating the expected term. Vesting periods have typically been over a two-year period. The risk-free rate is based on the yields of Canadian or U.S. benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and will be determining future dividends based on a number of still contingent factors; therefore the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

The following table provides certain stock option disclosures for the periods ended September 30:

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Stock-based compensation expense - millions	$0.1	$0.1	$0.4	$0.4
Intrinsic value of options exercised - millions	$0.0	$0.0	$0.7	$0.0
Fair value of awards vesting - millions	$0.0	$0.0	$0.0	$0.1
Cash received on option exercises - millions	$0.0	$0.0	$0.0	$0.0
Unamortized stock-based expense - millions	$0.2	$0.2	$0.2	$0.2

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The following table summarizes the weighted-average assumptions used in determining fair values of option grants during the periods ended September 30:

	Three Months Ended				Nine Months Ended
	2012		2011		2012		2011
Grant date fair value	C$	0.36		$0.27	C$	0.38		$0.24
Grant market price	C$	0.90		$0.68	C$	1.06		$0.61
Ending common share price	C$	1.30	C$	0.71	C$	1.30	C$	0.71
Expected volatility		58%		56%		52%		58%
Expected option term - years		3.1		3.1		3.0		3.0
Risk-free interest rate		1.0%		2.0%		1.2%		2.1%
Forfeiture rate		9.6%		3.9%		8.8%		5.5%
Dividend yield		0%		0%		0%		0%

The following provides a roll-forward of the Company’s beginning and ending granted options for the nine months ended September 30, 2012.

		Weighted		Weighted	Aggregate
		Average	Weighted	Average	Intrinsic
	Number	Exercise	Average	Remaining	Value
Outstanding Grants	(000)	Price	Fair Value	Contractual Life	in Millions
Balance, beginning of the period	9,484	$0.73	$0.28	3.2	$1.5
Granted	225	$1.06	$0.38		$-
Exercised/Released	(1,464)	$0.94	$0.33		$0.7
Cancelled/Forfeited	(412)	$0.67	$0.26		$0.2
Expired	(3)	$1.32	$0.42		$-
Balance, end of the period	7,830	$0.68	$0.26	2.7	$4.8
Vested and exercisable, end of the period	5,336	$0.63	$0.25	2.4	$3.6
Vested and expected to vest, end of the period	7,704	$0.68	$0.26	2.7	$4.8

17.	Certain concentrations of credit risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s consolidated financial position or results of operations. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and U.S. Treasury instruments.

Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that the loss of its customers would not have a materially adverse effect. The Company has sold its gold and silver production at market prices principally through one metals merchant during the past three years. The outstanding receivable balance has been kept below two percent of annual revenue.

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In October 2012, Pinson entered into an agreement to sell between 3,000 and 15,000 tons of oxide ore per month through December 31, 2013 to a third-party-processor, Newmont Mining, under agreed upon terms. Pinson is presently dependent on this one customer to buy oxide ore.

Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party-processor, Barrick Gold, who will also buy under agreed upon terms the resultant gold. Pinson is presently dependent on this one customer to process and buy sulfide ore.

To the extent Pinson sells ore and generates trade receivables, credit risk will arise. If a receivable is considered to be uncollectible, an allowance will be recognized.

The embedded derivative in the 2009 Gold Bond was the only derivative contract outstanding as of September 30, 2012, and December 31, 2011. Since the 2009 Gold Bonds do not require further cash payments to the Company it does not generate third party credit risk to the Company.

18.	Cost of Sales:

The following is a reconciliation of current period mine operating costs to cost of sales for the periods ended September 30.

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Mine operating costs (excluding depreciation and amortization)	$10,644,200	$8,215,700	$28,940,400	$22,540,200
Decrease (increase) in gold inventory - cash costs	(1,655,500)	747,200	(3,708,700)	(488,000)
Production related depreciation and amortization	1,960,200	2,364,200	5,983,200	5,553,900

Total cost of sales	$10,948,900	$11,327,100	$31,214,900	$27,606,100

Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include all exploration, holding costs, corporate office costs, write-downs and impairments, business development costs and other costs not associated with the production process. All mine site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when gold is sold. There were no lower of cost or market adjustments in cost of sales in the periods presented.

19.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. The weighted average dilutive securities included in the three months ended September 30, 2012 and 2011, EPS calculation were 2,886,671 and 989,755 common share equivalents, respectively. Common share equivalents which include share options, warrants to purchase common shares, share grants and convertible debentures, for the three months ended September 30, 2012 and 2011, that were not included in the computation of diluted EPS because the effect would be antidilutive were 6.2 million and 14.9 million, respectively. The weighted average dilutive securities included in the nine months ended September 30, 2012 and 2011 EPS calculation were 4,898,434 and 623,460 common share equivalents, respectively. Common share equivalents which include share options, warrants to purchase common shares, share grants and convertible debentures, for the nine months ended September 30, 2012 and 2011, that were not included in the computation of diluted EPS because the effect would be antidilutive were 9.5 million and 17.2 million, respectively.

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20.	Insurance Claims and Settlements:

In May 2012, elements of the secondary crusher at CR Briggs prematurely failed, creating an insurable event. Secondary crusher components having a net book value of $213,900 were written off in the second quarter 2012. Property was insured at replacement value less a $100,000 deductible. In September 2012, the insurer committed to a partial settlement; and in October 2012, the Company received $435,800, net of the deductible, for the principal property damage claim.  In the third quarter 2012, this partial settlement was first applied to the second quarter write-off, reversing the $213,900 loss on disposal, and the insurance proceeds in excess of the write-off of $221,900 were recorded as non-operating “Other income”.  Additional insurance payments related to temporary repairs after the event and to a separate business interruption insurance claim remain contingent upon review by the insurer and therefore will be recognized in the future if or as claims are accepted and settled by the insurer.

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